EXHIBIT 99.12
Indian GAAP Consolidated Statement, Notes and Report

Auditor’s Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly consolidated financial results of Infosys Technologies Limited (the Company) for the quarter ended 31 December 2008 and the consolidated year to date results for the period 1 April 2008 to 31 December 2008, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prscribed by Companies (Accounting Standards) Rules, 2006, and other accounting principles generally accepted in India ..

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these consolidated quarterly financial results as well as the consolidated year to date results:

(i). include the quarterly financial results and year to date of the following entities:

(a) Infosys BPO Limited;
(b) Infosys BPO s.r.o;
(c) Infosys Consulting Inc;
(d) Infosys Technologies (Australia) Pty Limited;
(e) Infosys Technologies (China) Co. Limited;
(f) Infosys Technologies S. De R.L.De C.V. – Mexico ;
(g) Infosys BPO (Poland) Sp z.o.o (formerly known as P- Financial Services Poland Sp z.o.o);
(h) Infosys BPO (Thailand) Limited (formerly known as P-F Services Centre Thailand Limited);
(i) Pan Financial Shared Services India Private Limited; and
(j) Mainstream Software Pty Limited.

(ii). have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(iii). give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31December 2008 as well as the consolidated year to date results for the period from 1 April 2008 to 31 December 2008.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
13 January 2009

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (‘the Company’) and its subsidiaries (collectively referred to as the ‘Infosys Group’) as at 31 December 2008, the consolidated Profit and Loss Account of the Infosys Group for the quarter and nine months ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the nine months ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and AS 25, Interim Financial Reporting, prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 December 2008;
(b) in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter and nine months ended on that date; and
(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the nine months ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
13 January 2009

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	Schedule	December 31, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	17,230	13,509
		17,516	13,795
MINORITY INTEREST		–	–
		17,516	13,795
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		6,712	5,439
Less: Accumulated depreciation and amortization		2,359	1,986
Net book value		4,353	3,453
Add: Capital work-in-progress		919	1,324
		5,272	4,777
INVESTMENTS	4	198	72
DEFERRED TAX ASSETS	5	138	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,510	3,297
Cash and bank balances	7	8,463	6,950
Loans and advances	8	2,924	2,771
		14,897	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,343	1,912
Provisions	10	646	2,279
NET CURRENT ASSETS		11,908	8,827
		17,516	13,795
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above form an integral part of the consolidated balance sheet.

As per our report attached

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
January 13, 2009	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended December 31,		Nine months ended December 31,

		2008	2007	2008	2007
Income from software services, products and business process management		5,786	4,271	16,058	12,150
Software development and business process management expenses	11	3,075	2,325	8,720	6,725
GROSS PROFIT		2,711	1,946	7,338	5,425

Selling and marketing expenses	12	274	205	834	693
General and administration expenses	13	406	349	1,200	972
		680	554	2,034	1,665
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		2,031	1,392	5,304	3,760
Depreciation		187	153	533	441
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		1,844	1,239	4,771	3,319

Other income, net	14	40	158	223	565
Provision for investments (refer note 24.2.11)		(2)	–	(2)	–
NET PROFIT BEFORE TAX AND MINORITY INTEREST		1,882	1,397	4,992	3,884
Provision for taxation (refer to note 24.2.8)	15	241	166	617	474
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		1,641	1,231	4,375	3,410
Minority interest		–	–	–	–
NET PROFIT AFTER TAX AND MINORITY INTEREST		1,641	1,231	4,375	3,410

Balance Brought Forward		8,892	6,719	6,828	4,941
Less: Residual dividend paid		–	–	1	–
Additional dividend tax		–	–	–	–
		8,892	6,719	6,827	4,941

AMOUNT AVAILABLE FOR APPROPRIATION		10,533	7,950	11,202	8,351
Dividend
Interim		–	–	572	343
Final		–	–	–	–
One time special dividend		–	–	–	–
Total dividend		–	–	572	343
Dividend tax		–	–	97	58
Amount transferred to General Reserve		–	–	–	–
Balance in profit and loss account		10,533	7,950	10,533	7,950
		10,533	7,950	11,202	8,351
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		28.66	21.54	76.44	59.70
Diluted		28.63	21.47	76.30	59.49

Number of shares used in computing earnings per share
Basic		57,25,89,357	57,13,46,568	57,24,04,867	57,12,55,430
Diluted		57,32,82,669	57,32,85,874	57,34,83,633	57,32,10,538
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

* Refer to note 24.2.16The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
January 13, 2009	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Nine months ended December 31,

		2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and minority interest		4,992	3,884
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		533	441
Interest and dividend income		(615)	(501)
Profit on sale of Investments		–	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		28	40
Effect of foreign currency translation on subsidiaries		(32)	–

Changes in current assets and liabilities
Sundry debtors	16	(213)	(141)
Loans and advances	17	(498)	(323)
Current liabilities and provisions	18	457	233
Income taxes paid	19	(557)	(279)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,095	3,354

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(1,015)	(1,063)
Payment for acquisition by subsidiary		(10)	(107)
Payment for acquisition of shared service centre		(6)	–
Investments in/ disposal of securities	21	(121)	(111)
Acquisition of minority interest in subsidiary		–	(2)
Proceeds from disposal of fixed assets.		–	–
Interest and dividend received	23	783	383
NET CASH USED IN INVESTING ACTIVITIES		(369)	(900)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		48	25
Dividends paid during the period, including dividend tax		(2,493)	(834)
NET CASH USED IN FINANCING ACTIVITIES		(2,445)	(809)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(28)	(26)
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,253	1,619

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		8,235	6,008
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	9,488	7,627

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24

The schedules referred to above form an integral part of the consolidated cash flow statement.

As per our report attached

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner	Chairmanand Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer
Membership No. 32815
	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director
	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director
	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer
Bangalore	Parvatheesam K.
January 13, 2009	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		December 31, 2008	March 31, 2008

1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,26,41,503 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs.1,500/- (Rs.1,500/-)
	* For details of options in respect of equity shares, refer to note 24.2.7
	* Refer to note 24.2.16 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Foreign currency translation reserve	(10)	22
	Share premium account - As at April 1,	2,851	2,768
	Add: Receipts on exercise of employee stock options	48	58
	Income Tax benefit arising from exercise of stock options	–	25
		2,899	2,851
	General reserve - As at April 1,	3,802	3,255
	Add: Transfer from Profit and Loss Account	–	547
		3,802	3,802
	Balance in Profit and Loss Account	10,533	6,828
		17,230	13,509

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

in Rs. Crore, except as otherwise stated
3.	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2008	Additions/ Adjustments	Deletions/ Retirement/ Adjustments	As at December 31, 2008	As at April 1, 2008	For the period	Deletions/ Retirement/ Adjustments	As at December 31, 2008	As at December 31, 2008	As at March 31, 2008
	Goodwill	689	13	–	702	–	–	–	–	702	689
	Land: free-hold	131	40	–	171	–	–	–	–	171	131
	leasehold	99	3	–	102	–	–	–	–	102	99
	Buildings	1,958	682	–	2,640	378	111	–	489	2,151	1,580
	Plant and machinery#	869	294	44	1,119	416	128	33	511	608	453
	Computer equipment#	1,076	232	74	1,234	848	198	73	973	261	228
	Furniture and fixtures#	581	163	54	690	327	88	54	361	329	254
	Leasehold improvements	33	17	–	50	17	8	–	25	25	16
	Vehicles	3	1	–	4	–	–	–	–	4	3
		5,439	1,445	172	6,712	1,986	533	160	2,359	4,353	3,453
	Previous period	4,642	816	5	5,453	1,836	441	5	2,272	3,181
	Previous year	4,642	1,245	448	5,439	1,836	598	448	1,986	3,453

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

# During the nine months ended December 31, 2008, certain assets which were old and not in use having a gross book value of Rs. 166 crore (net book value Nil) were retired

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to the Consolidated Balance Sheet as at		December 31, 2008	March 31, 2008
4	INVESTMENTS *
	Trade (unquoted) - at cost
	Long- term investments	12	12
	Less: Provision made for investments	12	12
		–	–
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Certificates of deposit	198	–
	Liquid mutual funds	–	72
		198	72
	Aggregate amount of unquoted investments	198	72
	* refer to note 24.2.11
5	DEFERRED TAX ASSETS
	Fixed assets	114	91
	Sundry debtors	3	7
	Others	21	21
		138	119
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	–	–
	considered doubtful	36	21
	Other debts
	Unsecured
	considered good*	3,510	3,297
	considered doubtful	56	20
		3,602	3,338
	Less: Provision for doubtful debts	92	41
		3,510	3,297
	* Includes dues from companies where directors are interested	6	2
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks**
	In current accounts *	186	293
	In deposit accounts in Indian Rupees	7,718	5,913
	Balances with non-scheduled banks in foreign currencies**
	In deposit accounts	212	153
	In current accounts	347	591
		8,463	6,950
	*Includes balance in unclaimed dividend account (Refer note 24.2.21.a)	3	2
	**Refer to note 24.2.19 for details of balances in scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	18	33
	For supply of goods and rendering of services	17	13
	Advance to gratuity trust	–	12
	Interest accrued and not due	13	186
	Withholding and other taxes receivable	133	13
	Others	11	21
		192	278
	Unbilled revenues	800	482
	Advance income taxes	186	218
	MAT credit entitlement (refer to note 24.2.8)	298	175
	Loans and advances to employees
	Housing and other loans	44	42
	Salary advances	81	73
	Electricity and other deposits	31	32
	Rental deposits	34	25
	Deposits with financial institution and body corporate (refer to note 24.2.9)	1,259	1,446
		2,925	2,771
	Unsecured, considered doubtful
	Loans and advances to employees	2	1
		2,927	2,772
	Less: Provision for doubtful loans and advances to employees	3	1
		2,924	2,771
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services	16	53
	Accrued salaries and benefits
	Salaries	54	80
	Bonus and incentives	332	413
	Unavailed leave	280	190
	For other liabilities
	Provision for expenses	627	450
	Retention monies	47	53
	Withholding and other taxes payable	279	218
	Mark to Market loss on forward and options contracts	211	118
	Payable for acquisition of subsidiary	3	–
	Gratuity obligation - unamortised amount	30	33
	Others	10	10
		1,889	1,618
	Advances received from clients	24	6
	Unearned revenue	427	286
	Unclaimed dividend (refer to note 24.2.21.a)	3	2
		2,343	1,912
10	PROVISIONS
	Proposed dividend	–	1,559
	Provision for
	Tax on dividend	–	265
	Income taxes*	572	402
	Post-sales client support and warranties	74	53
		646	2,279

* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended December 31,		Nine months ended December 31,
		2008	2007	2008	2007
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,543	1,960	7,121	5,592
	Overseas group health insurance	34	(43)	108	(17)
	Contribution to provident and other funds	73	49	187	140
	Staff welfare	21	18	60	42
	Overseas travel expenses	153	124	488	381
	Traveling and conveyance	–	–	–	2
	Technical sub-contractors	101	62	299	214
	Software packages
	For own use	71	68	222	163
	For service delivery to clients	5	9	27	23
	Communication expenses	21	22	68	56
	Rent	16	15	53	32
	Computer maintenance	6	5	19	17
	Consumables	4	6	17	17
	Provision for post-sales client support and warranties	17	14	20	19
	Miscellaneous expenses	10	16	31	44
		3,075	2,325	8,720	6,725
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	209	140	588	443
	Overseas group health insurance	2	(1)	5	–
	Contribution to provident and other funds	1	1	3	3
	Staff welfare	1	1	4	3
	Overseas travel expenses	24	25	92	77
	Traveling and conveyance	1	1	4	3
	Brand building	12	14	56	42
	Commission and earnout charges	5	3	16	61
	Professional charges	4	6	18	19
	Rent	4	4	12	12
	Marketing expenses	6	6	17	16
	Telephone charges	3	2	10	6
	Printing and stationery	–	–	1	–
	Advertisements	–	1	1	5
	Sales promotion	–	1	2	2
	Communication expenses	1	1	3	1
	Miscellaneous expenses	1	–	2	–
		274	205	834	693
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	115	93	315	255
	Overseas group health insurance	–	(2)	2	(2)
	Contribution to provident and other funds	5	3	13	9
	Staff welfare	–	–	–	1
	Overseas travel expenses	5	6	23	17
	Traveling and conveyance	26	29	75	76
	Telephone charges	43	35	122	99
	Professional charges	60	48	183	131
	Power and fuel	38	30	113	91
	Office maintenance	41	36	120	96
	Guesthouse maintenance	2	1	3	1
	Insurance charges	7	5	20	19
	Printing and stationery	3	4	10	14
	Rates and taxes	6	14	23	28
	Donations	7	5	19	15
	Rent	8	5	20	17
	Advertisements	1	1	4	6
	Professional membership and seminar participation fees	3	2	7	7
	Repairs to building	9	6	23	15
	Repairs to plant and machinery	6	5	16	14
	Postage and courier	3	2	9	8
	Books and periodicals	–	1	2	3
	Recruitment and training	2	–	5	2
	Provision for bad and doubtful debts	10	17	55	38
	Provision for doubtful loans and advances	–	–	1	–
	Commission to non-whole time directors	1	1	4	3
	Auditor's remuneration
	Statutory audit fees	–	–	1	–
	Bank charges and commission	1	–	2	–
	Research grants	1	–	3	3
	Miscellaneous expenses	3	2	7	6
		406	349	1,200	972
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	229	169	612	494
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	–	1	3	7
	Miscellaneous income, net (refer to note 24.2.10 and 24.2.20)	29	2	32	7
	Exchange gains / (losses)	(218)	(14)	(424)	57
		40	158	223	565
	*includes tax deducted at source	55	9	131	69
15	PROVISION FOR TAXATION
	Income taxes*	241	198	759	557
	MAT credit entitlement	2	(25)	(123)	(64)
	Deferred taxes	(2)	(7)	(19)	(19)
		241	166	617	474

* Refer to note 24.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Nine months ended December 31,
		2008	2007
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	3,510	2,608
	Less: Opening balance considered	(3,297)	(2,436)
	Sundry debtors pertaining to acquired company	–	(31)
		213	141
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet*	2,924	2,438
	Add: Gratutity transitional liability	9	–
	Gratuity obligation - unamortised amount relating to plan amendment (refer to note 24.2.17)	(30)	37
	Less: Deposits with financial institutions, included in cash and cash equivalents **	(1,025)	(1,087)
	MAT credit entitlement	(298)	(62)
	Advance income taxes separately considered	(186)	(150)
	Interest accrued and not due	(13)	(169)
		1,381	1,007
	Less: Opening balance considered	(883)	(673)
	Loans and advances pertaining to acquired company	–	(11)
		498	323
	* Net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 234 crore (Rs.148 crore) for funding leave liability
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	2,989	2,014
	Add/ (Less): Unclaimed dividend	(3)	(3)
	Gratuity obligation - unamortised amount relating to plan ammendment	(30)	37
	Payable for acquisition made by subsidiary	(3)	–
	Provisions separately considered in the cash flow statement
	Income taxes	(572)	(301)
	Dividends	–	–
	Dividend tax	–	–
		2,381	1,747
	Less: Opening balance considered	(1,924)	(1,488)
	Current liabilities and provisions pertaining to acquired company	–	(26)
		457	233
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	617	474
	Add: Increase/ (Decrease) in advance income taxes	(32)	(203)
	Increase / (Decrease) in deferred taxes	19	23
	Increase / (Decrease) in MAT credit entitlement	123	62
	Less:(Increase)/Decrease in income tax provision	(170)	(77)
		557	279
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet*	1,420	723
	Less: Opening Capital work-in-progress	(1,324)	(965)
	Add: Closing Capital work-in-progress	919	1,305
		1,015	1,063
	* Excludes goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company for the year ended March 31, 2008.
	* Excludes goodwill of Rs. 13 crore related to acquisition by subsidiary during the quarter ended June 30,2008 and effect of exchange rate fluctuations of Rs.12 Crores as at December 31,2008.
21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet #	193	136
	Less:Profit on Sale of Investments	–	–
	Less: Opening balance considered	(72)	(25)
		121	111
	* Refer to note 24.2.11 for details of investments and redemptions
	# Excludes interest accrued on certificates of deposit of Rs 5 crores (Rs. Nil)
22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	8,463	6,540
	Add: Deposits with financial institutions (excluding interest accrued and not due)**	1,025	1,087
		9,488	7,627
	** Excludes restricted deposits held with LIC of Rs.234 crore (Rs.148 crore) for funding leave liability
23	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	615	501
	Less: Interest acrrued and not due closing balance	(18)	(169)
		783	383

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the quarter and nine months ended December 31, 2008

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organization. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24. 1 Significant accounting policies

24.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements as specified in the Companies (Accounting Standards) Rules, 2006. The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation reserve.

24.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.

24.1.3 Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainity as to measurement or collectibility of consideration, is recognized based upon the percentage-of-completion. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The Group accounts for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The Group recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The Group recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.
The Group presents revenues net of sales and value-added taxes in its profit and loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

24.1.4 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the expenditure required to settle the present obligation at the reporting date. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability.

24.1.4.a Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

24.1.4. b Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

24.1.5 Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Impairment is recorded in the profit and loss account to the extent the net discounted cash flow is lower than its carrying value.

24.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7 Retirement benefits to employees

24.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees of the company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by law. The Group recognizes the net obligation of a defined benefit plan in the balance sheet as an asset or liability, respectively in accordance with AS-15. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the profit and loss account in the period in which they arise.

24.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan (the Plan) which is a defined contribution plan. Until March 2005, the company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions, along with interest thereon are paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. The company also contributes certain portion to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the short fall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

24.1.9 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus". When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10 Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts and futures reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted Accounting Standard AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account. Currently the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the profit and loss account at each reporting date.

24.1.11 Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance to the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Group will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantively enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

24.1.12 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

24.1.13 Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

24.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,

	2008	2007	2008	2007
Salaries and bonus including overseas staff expenses *	2,867	2,193	8,024	6,290
Overseas group health Insurance #	36	(46)	115	(19)
Contribution to provident and other funds	79	53	203	152
Staff welfare	22	19	64	46
Overseas travel expenses	182	155	603	475
Traveling and conveyance	27	30	79	81
Technical sub-contractors	101	62	299	214
Software packages
for own use	71	68	222	163
for service delivery to clients	5	9	27	23
Professional charges	64	54	201	150
Telephone charges	46	37	132	105
Communication expenses	22	23	71	57
Power and fuel	38	30	113	91
Office maintenance	41	36	120	96
Guesthouse maintenance **	2	1	3	1
Rent	28	24	85	61
Brand building	12	14	56	42
Commission and earnout charges	5	3	16	61
Insurance charges	7	5	20	19
Printing and stationery	3	4	11	14
Computer maintenance	6	5	19	17
Consumables	4	6	17	17
Rates and taxes	6	14	23	28
Advertisements	1	2	5	11
Donations	7	5	19	15
Marketing expenses	6	6	17	16
Professional membership and seminar participation fees	3	2	7	7
Repairs to building	9	6	23	15
Repairs to plant and machinery	6	5	16	14
Postage and courier	3	2	9	8
Provision for post-sales client support and warranties	17	14	20	19
Books and periodicals	-	1	2	3
Recruitment and training	2	-	5	2
Provision for bad and doubtful debts	10	17	55	38
Provision for doubtful loans and advances	-	-	1	-
Commission to non-whole time directors	1	1	4	3
Sales promotion expenses	-	1	2	2
Auditor's remuneration
statutory audit fees	-	-	1	-
Bank charges and commission	1	-	2	-
Research grants	1	-	3	3
Miscellaneous expenses	14	18	40	50
	3,755	2,879	10,754	8,390
Fringe Benefit Tax (FBT) in India amounting included in the above	12	4	24	15

* During the nine months ended December 31, 2007, the Company voluntarily settled with the California Division of Labor standards enforcement (DLSE) towards possible overtime payment to certain employees in California for a total amount of Rs. 102 crore.

#The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the quarter ended December 31, 2007, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.

** For non-training purpose

24.2.2    Capital commitments and contingent liabilities

in Rs. Crore
Particulars	As at
	December 31, 2008		March 31, 2008
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		500		664
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		7
Claims against the company, not acknowledged as debts
(Net of amount paid to statutory authorities of Rs.101 crore (Rs.101 crore)*		101		3
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US $	$255.00	1,242	$586.30	2,346
In Euro	Euro 20.00	137	Euro 14.80	93
In GBP	GBP13.50	95	GBP3.00	24
In AUD	AUD 3.00	10	-	-
Options contracts outstanding
Euro Forward Extra in Euro	-	-	Euro 5.00	32
Range barrier options in US $	$269.50	1,313	$100.00	400
Euro Accelerator	-	-	Euro 12.00	76
Range barrier options in GBP	-	-	GBP7.50	60

* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs.197 crore (Rs. 98 crore), including interest of Rs. 43 crore (Rs.18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005 respectively. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 is pending before the Commissioner of Income tax (Appeals), Bangalore. For fiscal 2005, the appeal will be filed with Commissioner of Income tax (Appeals) before the statutory time limit i.e 31 January 2009.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

24.2.3    Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the quarter and nine months ended December 31, 2008 and 2007 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. Crore
	Quarter ended December 31,		Nine months ended December 31,
Particulars
	2008	2007	2008	2007
Lease rentals recognized during the period	28	24	85	61

in Rs. Crore
Lease obligations			As at
			December 31, 2008	March 31, 2008
Within one year of the balancesheet date			80	65
Due in a period between one year and five years			205	145
Due after five years			61	76

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

24.2.4    Related party transactions

During the quarter and nine months ended December 31, 2008, an amount of Rs. 5 crore and Rs.15 crore (Rs. 5 crore and Rs.15 crore for quarter and nine months ended December 31, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

24.2.5    Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine months ended December 31, 2008 and 2007 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6    Research and development expenditure

in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Capital	31	-	31	-
Revenue	55	45	152	154

24.2.7    Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	12,15,945	20,84,124	15,30,447	20,84,124
Granted	-	-	-	-
Less: exercised	65,406	1,62,633	3,41,008	1,62,633
forfeited	28,222	-	67,122	-
Options outstanding, end of period	11,22,317	19,21,491	11,22,317	19,21,491

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	11,03,862	18,31,218	14,94,693	18,97,840
Granted	-	-	-	-
Less: exercised	76,242	1,81,442	3,04,737	1,81,442
forfeited	17,865	4,477	1,80,201	71,099
Options outstanding, end of period	10,09,755	16,45,299	10,09,755	16,45,299

The aggregate options considered for dilution are set out in note 24.2.16

Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in September 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan for the quarter and nine months ended December 31, 2008 and 2007 :-

Number of options granted, exercised and forfeited	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Options outstanding, beginning of period	-	375	-	2,200
Granted	-	-	-	-
Less: exercised	-	-	-	-
forfeited	-	(375)	-	(2,200)
Options outstanding, end of period	-	-	-	-

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Net Profit:
As Reported	1,641	1,231	4,375	3,410
Less: Stock-based employee compensation expense	2	3	5	9
Adjusted Proforma	1,639	1,228	4,370	3,401
Basic Earnings per share as reported	28.66	21.54	76.44	59.70
Proforma Basic Earnings per share	28.63	21.49	76.35	59.54
Diluted Earnings per share as reported	28.63	21.47	76.30	59.49
Proforma Diluted Earnings per share	28.60	21.42	76.21	59.33

The Finance Act, 2007 included Fringe Benefit Tax ("FBT") on Employee Stock Option's Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter and nine months ended December 31, 2008, 65,406 and 3,41,008 equity shares, 76,242 and 3,04,737 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 2 crore for the nine months ended December 31, 2008 has been paid by the Company and subsequently recovered from the employees. For the quarter ended December 31, 2008, FBT on exercise of stock options was less than Rs.1 crore. Consequently, there is no impact on the profit and loss account.

24.2.8    Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs.298 crore and Rs.175 crore is carried forward and disclosed under "Loans and Advances" in the balance sheet as of December 31, 2008 and March 31, 2008, respectively.

The tax provision for the quarter ended December 31, 2008 includes a net reversal of Rs. 62 crore pertaining to earlier periods, comprising of Rs. 158 crore for provisions no longer required which is offset by a charge of Rs. 96 crore due to re-assessment of an uncertain tax position. Further, the tax provision for the nine months ended December 31, 2008, December 2007 and fiscal 2008 includes a reversal of Rs. 93 crore (net), Rs. 101 crore and Rs. 121 crore (net) respectively.

24.2.9    Loans and advances

in Rs. Crore
	As at
Particulars	December 31, 2008	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,025	1,000
GE Capital Services India Limited	-	285
Life Insurance Corporation of India	234	161
	1,259	1,446

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (Refer to note 24.2.21.b.)

24.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the quarter and nine months ended December 31, 2008 and 2007 is less than Rs.1 crore and accordingly disclosed in note 24.3
The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2008.

24.2.11. Details of Investments

Details of investments in and disposal of securities for the quarter and nine months ended December 31, 2008 and 2007:

in Rs crore
	Quarter ended December 31,		Nine months ended December 31,
Particulars
	2008	2007	2008	2007
Investment in securities
Long-term investments #	2	-	2	-
Certificates of deposit*	198	-	198	-
Liquid Mutual funds	-	242	258	1,960
	200	242	458	1,960
Redemption / Disposal of Investment in securities
Liquid Mutual funds	-	121	330	1,849
	-	121	330	1,849
Net movement in investment	200	121	128	111

# During the quarter ended December 31, 2008, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The Investment was fully provided for during this quarter based on dimunition other than temporary.

* Balances held in Certificates of deposit are as follows:

Particulars	As at
	December 31, 2008	March 31, 2008
10,000 Units of Rs. 100,000 each of ICICI Bank	99	-
10,000 Units of Rs. 100,000 each of Punjab National Bank	99	-
	198	-

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	Holding as at
		December 31, 2008	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s.r.o.*	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Pan Financial Shared Services India Private Limited *	India	99.98%	99.98%
P-Financial Services Holding B.V. Netherlands **	Netherlands	-	99.98%
Mainstream Software Pty Limited***	Australia	100%	-

* Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and Pan Financial Shared Services India Private Limited are wholly owned subsidiaries of Infosys BPO.

 **During the quarter ended December 31, 2008, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated.

***Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia

Infosys BPO

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregrate consideration of Rs.22 crore consequent to the forward share purchase agreement entered with them in February 2007. Further, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. for a consideration of Rs. 107 crore by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). The transaction was accounted as a business combination which resulted in a Goodwill of Rs. 83 crore. As of December 31, 2008 Infosys holds 99.98% of the equity in Infosys BPO.

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of December 31, 2008, the Company has invested an aggregate of Rs. 22 crore (Mexican Peso 60 million) in the subsidiary.

Investment in Infosys Consulting

During the year ended March 31, 2008, the company invested Rs. 81 crore (US$ 20 million) in its wholly owned subsidiary Infosys Consulting Inc. During the nine months ended December 31, 2008, the company made an additional investment of Rs.22 crore (US$ 5 million). As of December 31, 2008, the company has invested an aggregate of Rs. 193 crore (US$ 45 million) in the subsidiary.

Investment by Infosys Australia

During the nine months ended December 31, 2008 Infosys Australia acquired Mainstream Software Pty Limited for a consideration of Rs. 13 crore. Consequent to such acquisition Goodwill to the extent of Rs.13 crore have been recognised in the books.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at December 31, 2008, the Group has provided for doubtful debts of Rs.56 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14 Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended December 31, 2008 and 2007:

in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,022	1,134	969	727	934	5,786
	1,572	622	901	514	662	4,271
Identifiable operating expenses	804	482	365	301	367	2,319
	608	279	326	207	276	1,696
Allocated expenses	502	281	240	180	233	1,436
	436	172	250	142	183	1,183
Segmental operating income	716	371	364	246	334	2,031
	528	171	325	165	203	1,392
Unallocable expenses						187
						153
Operating income						1,844
						1,239
Other income/(expense), net						38
						158
Net profit before taxes						1,882
						1,397
Income taxes						241
						166
Net profit after taxes						1,641
						1,231

Nine months ended December 31, 2008 and 2007:

in Rs. crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,500	3,118	2,962	1,969	2,509	16,058
	4,431	1,707	2,576	1,433	2,003	12,150
Identifiable operating expenses	2,283	1,330	1,072	826	1,009	6,520
	1,827	754	955	599	833	4,968
Allocated expenses	1,449	822	783	519	661	4,234
	1,248	481	726	403	564	3,422
Segmental operating income	1,768	966	1,107	624	839	5,304
	1,356	472	895	431	606	3,760
Unallocable expenses						533
						441
Operating income						4,771
						3,319
Other income/(expense), net						221
						565
Net profit before taxes						4,992
						3,884
Income taxes						617
						474
Net profit after taxes						4,375
						3,410

Geographic segments

Quarter ended December 31, 2008 and 2007:

in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	3,732	1,478	67	509	5,786
	2,660	1,219	53	339	4,271
Identifiable operating expenses	1,530	604	10	175	2,319
	1,090	457	17	132	1,696
Allocated expenses	926	367	17	126	1,436
	737	338	15	93	1,183
Segmental operating income	1,276	507	40	208	2,031
	833	424	21	114	1,392
Unallocable expenses					187
					153
Operating income					1,844
					1,239
Other income/(expense), net					38
					158
Net profit before taxes					1,882
					1,397
Income taxes					241
					166
Net profit after taxes					1,641
					1,231

Nine months ended December 31, 2008 and 2007:

in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	10,098	4,333	196	1,431	16,058
	7,591	3,353	161	1,045	12,150
Identifiable operating expenses	4,232	1,721	44	523	6,520
	3,219	1,308	40	401	4,968
Allocated expenses	2,659	1,144	53	378	4,234
	2,138	944	46	294	3,422
Segmental operating income	3,207	1,468	99	530	5,304
	2,234	1,101	75	350	3,760
Unallocable expenses					533
					441
Operating income					4,771
					3,319
Other income/(expense), net					221
					565
Net profit before taxes					4,992
					3,884
Income taxes					617
					474
Net profit after taxes					4,375
					3,410

24.2.15 Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders

Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended December 31,		Nine months ended December 31,
		2008	2007	2008	2007
Interim dividend for fiscal 2009	10,97,63,357	110	-	110	-
Interim dividend for fiscal 2008	10,92,19,011	-	66	-	66
Final dividend for fiscal 2007	10,92,18,536	-	-	-	71
Final dividend for fiscal 2008	10,95,11,049	-	-	79	-
Special dividend for fiscal 2008	10,95,11,049	-	-	219	-

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended December 31,		Nine months ended December 31,

	2008	2007	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,25,89,357	57,13,46,568	57,24,04,867	57,12,55,430
Add: Effect of dilutive issues of shares/stock options	6,93,312	19,39,306	10,78,766	19,55,108
Number of shares considered as weighted average shares and potential shares outstanding	57,32,82,669	57,32,85,874	57,34,83,633	57,32,10,538

24.2.17  Gratuity Plan

Effective April 1,2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during fiscal year ended March 31, 2007.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
	As at
	December 31, 2008	March 31, 2008
Obligations at period beginning	224	225
Service cost	39	50
Interest cost	9	17
Actuarial loss/(gain)	7	(8)
Benefits paid	(21)	(23)
Amendement in benefit plan	-	(37)
Obligations at period end	258	224
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	236	225
Expected return on plan assets	9	18
Actuarial gain	8	2
Contributions	26	14
Benefits paid	(21)	(23)
Plans assets at period end, at fair value	258	236
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	258	236
Present value of the defined benefit obligations at the end of the period	258	224
Asset recognized in the balance sheet	-	12
Assumptions
Interest rate	5.25%	7.92%
Estimated rate of return on plan assets	5.25%	7.92%

in Rs. Crore

	Quarter ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
Gratuity cost for the period
Service cost	22	12	39	33
Interest cost	(1)	4	9	12
Expected return on plan assets	1	(4)	(9)	(13)
Actuarial gain	1	(2)	-	(3)
Plan amendment amortization	(1)	(1)	(3)	(3)
Net gratuity cost	22	9	36	26
Actual return on plan assets	6	5	17	15

Investment details of plan assets
100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at December 31, 2008 and March 31, 2008 amounted to Rs.30 crore and Rs.33 crore, respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately Rs.17 crore to the gratuity trusts during fiscal 2009.

24.2.18 Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

24.2.19.Cash and bank balances

Details of balances as on balance sheet dates with scheduled banks:-

in Rs. Crore
Balances with scheduled banks in India	As at
	December 31, 2008	March 31, 2008
In Current accounts
Bank of America	-	9
Citibank N.A.,	-	7
Citibank-Unclaimed dividend accounts	1	1
Deustche Bank	55	42
Deustche Bank-EEFC account in Euro	14	31
Deustche Bank-EEFC account in Swiss Franc	1	10
Deustche Bank-EEFC account in United Kingdom Pound Sterling	45	18
Deustche Bank-EEFC account in US dollars	16	129
HDFC Bank-Unclaimed dividend accounts	1	-
ICICI Bank	39	24
ICICI Bank-EEFC account in Euro	1	3
ICICI Bank-EEFC account in United Kingdom Pound Sterling	3	3
ICICI Bank-EEFC account in US Dollars	9	15
ICICI bank-Unclaimed dividend accounts	1	1
	186	293
In Deposit accounts
ABN Amro Bank	125	-
Axis Bank	-	250
Bank of Baroda	520	500
Bank of India	-	500
Bank of Maharashtra	503	387
Barclays Bank	144	300
Canara Bank	553	115
Corporation Bank	437	440
DBS Bank	44	-
HDFC Bank	285	450
HSBC Bank	513	250
ICICI Bank	39	1,025
IDBI Bank	504	500
ING Vysya Bank	50	20
Punjab National Bank	554	25
Standard Chartered Bank	265	-
State Bank of India	2,012	1,001
State Bank of Mysore	500	-
Syndicate Bank	520	-
The Bank of Nova Scotia	150	150
	7,718	5,913

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	December 31, 2008	March 31, 2008
In Current accounts
ABN Amro Bank, China	11	8
ABN Amro Bank, Taiwan	1	-
Bank of America, Mexico	6	-
Bank of America, USA	180	318
Citibank NA, Australia	23	32
Citibank NA, Czech Republic	2	-
Citibank NA, Japan	1	2
Citibank NA, Thailand	1	-
Deustche Bank, Philiphines	2	1
Deustche Bank, Poland	8	13
Deustche Bank, Thailand	3	6
Deutsche Bank, Belgium	11	5
Deutsche Bank, France	5	2
Deutsche Bank, Germany	2	5
Deutsche Bank, Netherlands	1	3
Deutsche Bank, Spain	2	2
Deutsche Bank, UK	44	76
Deutsche Bank, Zurich, Switzerland	2	1
HSBC Bank, UK	6	2
ICICI Bank, UK	1	-
National Australia Bank Limited, Australia	25	101
Nordbanken, Sweden	-	1
Royal Bank of Canada, Canada	10	12
Svenska Handelsbanken, Sweden	-	1
	347	591
In Deposit accounts
Citibank N.A., Czech Republic	3	-
National Australia Bank Limited, Australia	209	153
	212	153
Total Cash and bank balances as per balance sheet	8,463	6,950

24.2.20 Miscelleneous Income

 Miscellaneous income of Rs. 29 crore during the quarter ended December 31, 2008 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc, towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

24.2.21 Cash flow statement

24.2.21.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs.3 crore as at December 31, 2008 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

24.2.21.b Restricted cash

Deposits with financial institutions and body corporate as at December 31, 2008 include an amount of Rs.234 crore (Rs.161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items

in Rs. Crore
		As at
Schedule	Description	December 31, 2008	March 31, 2008
Balance Sheet
3	Fixed assets
	Additions
	Vehicles	-	1.18
	Deductions/retirements
	Vehicles	0.23	0.05
	Depreciation
	Vehicles	0.46	0.55
	Depreciation on assets sold during the period
	Vehicles	0.05	0.03
7	Cash on hand	0.30	0.08
	Scheduled banks-Current Accounts
	Bank of Baroda, Mauritius	0.05	0.02
	Citibank N.A.	0.17	0.32
	State Bank of India	0.05	0.03
	Non-scheduled banks-Current Accounts
	ABN Amro Bank, Denmark	0.01	0.01
	ABN Amro Bank, Taiwan	0.93	0.23
	Banamex, Mexico	0.33	-
	Bank of America, Mexico	5.98	0.15
	China Merchants Bank, China	0.15	0.33
	Citibank N.A., Poland	0.01	-
	Citibank N.A., Singapore	0.46	0.02
	Citibank N.A., Thailand	0.56	0.31
	ICICI Bank, UK	0.74	0.27
	Nordbanken, Sweden	0.21	0.89
	PNC Bank, USA	0.02	0.02
	Shanghai Pudong Development Bank, China	0.01	0.09
	Svenska Handelsbanken, Sweden	0.02	1.23
	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.07	-
8	Unsecured, considered doubtful
	Advance to gratuity trust	0.24	12.00
10	Provision
	Gratuity payable	-	0.30

Profit & Loss Items

in Rs. Crore
		Quarter ended December 31,		Nine months ended December 31,
Schedule	Description	2008	2007	2008	2007
Profit & Loss Provision for investments		-	-	-	0.36
12	Selling and Marketing expenses
	Printing and stationery	0.34	0.34	0.94	0.98
	Advertisements	0.50	0.17	1.46	5.00
	Office maintenance	0.12	0.16	0.35	0.33
	Consumables	-	0.08	0.14	0.20
	Software for own use	0.02	0.01	0.04	0.08
	Computer maintenance	-	0.09	-	0.11
	Insurance charges	0.10	0.05	0.23	0.15
	Miscellaneous expenses	0.03	0.40	3.00	3.36
	Communication Expenses	-	-	-	0.81
	Rates and taxes	0.01	0.01	0.02	0.02
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.07	0.13	1.18	0.32
	Auditor's remuneration :
	Statutory audit fees	0.45	0.29	1.31	0.89
	Out-of-pocket expenses	0.01	0.01	0.03	0.03
	Certification charges	0.01	0.01	0.04	0.09
	Bank charges and commission	0.81	0.35	2.05	1.07
	Freight charges	0.33	0.34	0.80	0.80
	Bad debts written off	-	-	-	0.16
	Research Grants	0.93	0.41	2.99	3.53
	Recruitment and training	1.27	0.21	4.53	3.00
	Books and periodicals	0.43	1.12	2.03	3.07
24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.07	0.13	1.18	0.32
	Auditor's remuneration :
	statutory audit fees	0.45	0.29	1.31	0.89
	certification charges	0.01	0.01	0.03	0.03
	out-of-pocket expenses	0.01	0.01	0.03	0.09
	Bank Charges and Commission	0.81	0.35	2.05	1.07
	Freight charges	0.33	0.34	0.80	0.80
	Research Grants	0.93	0.41	2.99	3.53
	Recruitment and training	1.27	0.21	4.53	3.00
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.05	0.01	0.11	0.05
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	-	-	-	(0.01)
	Profit/(loss) on disposal of fixed assets, net	0.05	0.01	0.11	0.04
	Minority Interest	0.09	0.34	0.09	1.21
	Provision for investments	1.95	-	1.84	0.36

Cash Flow Statement Items

in Rs. Crore
		Nine months ended December 31,
Schedule	Description	2008	2007
Cash Flow	Profit/ loss on sale of fixed assets	0.11	0.04
Statement	Provisions for investments	1.84	0.36
	Proceeds on disposal of fixed assets	0.16	0.04

Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter and nine months ended December 31, 2008 and 2007 are as follows:

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.08	0.01	0.19	0.28
	0.06	0.01	0.22	0.29
	0.22	0.05	0.41	0.68
	0.15	0.04	0.38	0.57
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.08	0.01	0.19	0.28
	0.06	0.01	0.22	0.29
	0.22	0.05	0.42	0.69
	0.15	0.04	0.38	0.57
Chief Operating Officer
S D Shibulal	0.09	0.02	0.18	0.29
	0.05	0.01	0.22	0.28
	0.22	0.05	0.40	0.67
	0.14	0.04	0.36	0.54
Whole-time Directors
K Dinesh	0.08	0.02	0.20	0.30
	0.06	0.01	0.22	0.29
	0.22	0.05	0.42	0.69
	0.15	0.04	0.38	0.57
T V Mohandas Pai	0.09	0.03	0.49	0.61
	0.09	0.03	0.51	0.63
	0.27	0.07	1.72	2.06
	0.24	0.07	0.93	1.24
Srinath Batni	0.09	0.02	0.31	0.42
	0.08	0.02	0.33	0.43
	0.26	0.06	1.18	1.50
	0.22	0.06	0.61	0.89
Chief Financial Officer
V Balakrishnan	0.07	0.02	0.44	0.53
	0.07	0.02	0.45	0.54
	0.21	0.05	1.94	2.20
	0.20	0.06	0.64	0.90
Executive Council Members
Ashok Vemuri	0.54	-	0.49	1.03
	0.40	-	0.80	1.20
	1.44	-	2.04	3.48
	1.17	-	1.23	2.40
Chandra Shekar Kakal	0.06	0.01	0.31	0.38
	0.06	0.01	0.25	0.32
	0.19	0.04	1.21	1.44
	0.18	0.04	0.44	0.66
B.G. Srinivas	0.45	-	0.97	1.42
	0.44	-	0.71	1.15
	1.40	-	2.79	4.19
	1.23	-	1.34	2.57
Subhash B. Dhar	0.06	0.01	0.16	0.23
	0.05	0.01	0.22	0.28
	0.17	0.04	0.93	1.14
	0.13	0.03	0.28	0.44

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter and nine months ended December 31, 2008 and 2007:

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.18	-	-	0.18
	0.14	-	-	0.14
	0.51	-	-	0.51
	0.41	-	0.01	0.42
Prof.Marti G. Subrahmanyam	0.19	-	0.09	0.28
	0.11	-	0.02	0.13
	0.52	-	0.24	0.76
	0.35	-	0.11	0.46
Dr.Omkar Goswami	0.15	-	-	0.15
	0.11	-	-	0.11
	0.42	-	0.02	0.44
	0.34	-	0.01	0.35
Claude Smadja	0.17	-	0.05	0.22
	0.11	-	-	0.11
	0.49	-	0.20	0.69
	0.32	-	0.12	0.44
Rama Bijapurkar	0.14	-	-	0.14
	0.11	-	-	0.11
	0.40	-	0.01	0.41
	0.34	-	-	0.34
Sridar A. Iyengar	0.21	-	-	0.21
	0.14	-	0.03	0.17
	0.60	-	0.14	0.74
	0.40	-	0.09	0.49
David L. Boyles	0.17	-	0.05	0.22
	0.11	-	-	0.11
	0.49	-	0.18	0.67
	0.35	-	-	0.35
Jeffrey S. Lehman	0.18	-	-	0.18
	0.10	-	-	0.10
	0.49	-	0.17	0.66
	0.32	-	-	0.32
N. R. Narayana Murthy*	0.17	-	-	0.17
	0.12	-	-	0.12
	0.46	-	-	0.46
	0.37	-	-	0.37
* Non-executive chairman of the board and chief mentor.